UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☒ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Airto, Inc.

Legal status of issuer

       Form
       C-Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       March 26, 2012

Physical address of issuer
137 W 25th Street, 11th Floor, New York, NY

Website of issuer
https://www.seatassignmate.com

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$55,585.99	$67,786
Cash & Cash Equivalents	$25,586	$13,766
Accounts Receivable	$40,000	$54,000
Short-term Debt	$0	$41,918
Long-term Debt	$30,000	$0
Revenues/Sales	$48,140.93	$84,381
Cost of Goods Sold	$23,072.78	$0
Taxes Paid	$0	$0
Net Income	-$51,851.41	$1,978

EXHIBIT A TO FORM C-AR
ANNUAL REPORT
April 30, 2019

Airto, Inc.



This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

The Business

Airto, Inc. is a Delaware C-Corporation, formed on March 26, 2012. The Company is currently also conducting business under the name of SeatAssignMate. The Company is located at 137 W 25th Street, 11th Floor, New York, NY.

The Company's website is https://www.seatassignmate.com.

The Company, having sold Crowd Notes pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2018. We have filed this report as of April 30, 2019, and the report may be found on the company's website at https://www.seatassignmate.com/investors.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company's sales cycle is long and may be unpredictable, which can result in variability of its financial performance. Additionally, long sales cycles may require the Company to incur high sales and marketing expenses with no assurance that a sale will result, which could adversely affect its profitability. The Company's results of operations may fluctuate, in part, because of the resource-intensive nature of its sales efforts and the length and variability of the sales cycle. A sales cycle is the period between initial contact with a prospective customer and any sale of its product. The sales process involves educating customers about the Company's product, participating in extended product evaluations and configuring the product to customer-specific needs. During the sales cycle, the Company may expend significant time and money on sales and marketing activities or make other expenditures, all of which lower its operating margins, particularly if no sale occurs or if the sale is delayed as a result of extended qualification processes or delays. It is difficult to predict when, or even if, it will make a sale to a potential customer or if the Company can increase sales to existing customers. As a result, the Company may not recognize revenue from sales efforts for extended periods of time, or at all. The loss or delay of one or more large transactions in a quarter could impact its results of operations for that quarter and any future quarters for which revenue from that transaction is lost or delayed.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. The Company's competitors include major companies worldwide. Many of its competitors have significantly greater financial, technical, and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from products and services.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations. Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business. Both cyclical and seasonal fluctuations may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The Company is currently dependent on the leisure travel industry for revenue. The Company's financial prospects are currently dependent upon leisure travelers using its services. Leisure travel, including leisure airline tickets, hotel room reservations and rental car reservations, is dependent on personal discretionary spending levels. Leisure travel services tend to decline, along with the advertising dollars spent by travel suppliers, during general economic downturns and recessions. If worldwide economic conditions worsen, it could lead to a general decrease in leisure travel and travel spending, which may negatively impact the demand for its services. Additionally, events beyond the Company's control also may adversely affect the leisure travel industry, with a corresponding negative impact on its business and results of operations. Natural disasters or outbreaks of pandemics and epidemics have disrupted normal leisure travel patterns and levels. The leisure travel industry is also sensitive to other events, such as work stoppages or labor unrest at major airlines, political instability, regional hostilities, increases in fuel prices, imposition of taxes or surcharges by regulatory authorities, travel related accidents and terrorist attacks, any of which could have an impact on its business and results of operations.

In general, demand for our products and services is highly correlated with general economic conditions. A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

Although we have received an issued patent in the U.S., we may not be successful in obtaining issued patents for currently pending technology patent applications in EU and China. Our success depends significantly on our ability to obtain, maintain and protect our proprietary rights to the technologies used in our services. We filed a provisional patent application for "Facilitating passenger to manage airline reservation within electronic message" in Europe and China. Filing a provisional patent application only indicates that we are pursuing protection, but the scope of protection, or whether a patent will even be granted, is still undetermined. We are not currently protected from our competitors. Moreover, any patents issued to us may be challenged, invalidated, found unenforceable or circumvented in the future. Any intellectual enforcement efforts the Company seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company forecasts project aggressive growth. If its assumptions are wrong, and its projections regarding market penetration are too aggressive, its financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company's revenue model remains largely unproven. The Company may find that customers are unwilling to pay for its services in the manner that the Company has proposed. If this is the case, the Company may need to alter its revenue model, may be unable to secure customers, and may miss its growth projections. If this was to occur, the Company may be unable to meet its financial obligations.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

A majority of the Company is owned by a small number of owners. The Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 96% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business
A flight check-in app built into the traveler's email, where passengers can assign their seats, check-in to their flights, and purchase airlines' product service offerings with ease.
We recorded an average of 30 clicks, 8 pages, and 7 minutes for a passenger to assign a seat online, which consisted of copy and pasting e-ticket numbers from email, logging into the airline's website, and navigating through multiple pages. This lengthy login process is not only a bad user experience, but it also acts as a barrier for the passenger to access airlines' product service offerings, also known as "Ancillary Services."

SeatAssignMate's white-label interactive email solution brings convenience and transparency to accessing and booking airlines' ancillary services. The purpose is to help airlines provide their passengers with a more seamless and pleasurable user-experience for seat assignment, seat upgrade, flight check-in, and ancillary purchases.

SeatAssignMate is created by the industry, for the industry, and the SeatAssignMate team has vast knowledge and experience when it comes to travel operations. The Company has two respected airlines JetBlue and ELAL (Israel) as investors, and graduated from the International Airline Group (IAG) Hangar 51 accelerator.

Business Plan

SeatAssignMate provides airlines with a white-label email, built with interactive and dynamic features. This allows their passengers to complete certain tasks directly in the email, such as seat assignment, flight check-in, and purchase of airlines' Ancillary Services such as meals, baggage, wifi, and more.

This innovative interactive email is essentially a flight check-in application built into an email.

Email features

- Interactive and dynamic seat map: The seat map displayed in the email is live and real-time, which means that when the email is opened or refreshed, the latest seat map availability will be fetched from the airlines' system and displayed in the passenger's email accordingly. The seat map also has an interactive element to it, which allows passengers to assign their seats.
- Intelligent merchandising (Product Service Offerings)
: The airlines' product service offerings in the email will be customized and personalized according to the passengers booking class, frequent flyer status, and the flying route. Other rules, such as email opening time, device, and geo-location may also affect the content in the email.
- Flight Check-in: The flight check-in process is streamlined into a single click within the email. Once the passenger has checked-in, the boarding pass will be updated in the same email.

Our Solution
- No need for airline app downloads: There are travelers that have multiple airline apps (as they fly with multiple airlines) and don't actively use them, and there are travelers that don't like to download the apps because of trouble or inconvenience. SeatAssignMate uses email as a channel (as most people have and use email every day) and designed it with efficient features, featuring some of airlines' most important and necessary ancillary content from a traveler's perspective.
- Lengthy login process
: No more copy and pasting e-ticket numbers and logging into airlines websites to assign seats and check into a flight. The interactive email has instant access to the passenger's flight, where seat assignment can be completed with a couple of clicks.
- Hidden ancillary services: Compared to browsing multiple webpages to book a specific airline's ancillary services, the passenger can access these ancillaries immediately just by opening up their interactive email.

Technology
With airlines' perishable seat inventory, today's static email is limited. The email that SeatAssignMate has developed allows the content to be manipulated (even after an email has been sent to a traveller's inbox).

Revenue Model
- Airlines will be charged on a per email basis (cost will be dependent on the volume of the email)
- Percent (%) Commission will be taken for every product/service sold via the SeatAssignMate email.

The Company's Products and/or Services

Product / Service	Description	Current Market
Merchandising platform	Interactive email based merchandising platform, with key use cases in TTL (Travel, Transportation and Logistics) and real-time seating product (airlines, cruises/hotels, event/stadiums)	First-tier Brands and Merchants in developing and developed markets, that provide real-time perishable inventories as a service, such as airlines, cruise lines, hotels, shipping companies, stadium / events, buses / trains.

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
Our customers are Brands and merchants that offer perishable inventories, such as airlines, cruise lines, hotels, and stadiums, that are interested in providing a seating product upsell to customers.

Intellectual Property

The Company is dependent on the following intellectual property:

Patents and Provisional Patent Applications

Application No.	Title	File Date	Issue Date	Location
14/043,558	Facilitating passenger to manage airline reservation within electronic message	October 1, 2013	June 5, 2018	United States

Litigation
None

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Shi Li	CEO and Co-Founder	• SeatAssignMate, Founder and CEO, 2015 - present: leads the overall operations and resources of the company and drives company's short- and long-term strategy.
Duncan Sham	Chief of Product and Design and Co-Founder	• SeatAssignMate, Founder and product designer, Feb. 2014 - present: uses design skills and technical knowledge to improve how existing products look and work, and developing new products.
Nan Zhao	CTO and Co-Founder	• SeatAssignMate, CTO, Jan. 2015 - present: developing the company's strategy for using technological resources, ensuring technologies are used efficiently, profitably and securely; evaluating and implementing new systems and infrastructure. • Microbizit, LLC, Senior Software Engineer, Jan. 2013 - present: develops systems by studying operations; designing, developing, and installing software solutions; supports and develops software team.

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 3 employees in New York.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	Percentage ownership of the Company by the holders of such securities	Other material terms
Common Stock	20,641,711	No	100%	N/A
Crowd Notes*	$562,469.20**	N/A	N/A	See below

*The Crowd Notes will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $8,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Crowd Notes plus unpaid accrued interest, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $8,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 0%, compounded quarterly.

The securities into which the Crowd Notes will convert will have more limited voting and information rights than those to be issued to Major Investors (as defined in the Crowd Note) on conversion.

***Such amount represents a total of $529,654 in Crowd Notes issued in the Company's combined offering under Regulation CF and 506(c) of Regulation D, in addition to a Crowd Note in the amount of $32,815.20 issued to SI Securities, LLC as compensation for serving as placement agent and intermediary in the offering.

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
Debt for Services	SheppardMullin	$25,000	N/A	N/A	N/A	N/A	

Ownership
A majority of the Company is owned by a few individuals. Those individuals are Shi Li and Duncan Sham.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Shi Li	Common Stock	42.8%
Duncan Sham	Common Stock	42.8%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Airto, Inc. (which may be referred to as the "Company," "we," "us," or "our") develops a patented interactive email digital platform to merchandise real-time perishable inventories such as airlines, stadium seating product, etc. The Company organized on March 23, 2012 in the State of Delaware. The Company began operations in late 2015. The Company is headquartered in New York

For the year ending December 31, 2018, it recognized revenue of $48,140.93 and expenses of $76,919.56, representing a net loss of $51,851.41. For the prior year, it recognized revenue of $84,381 and expenses of $82,403, representing a net profit of $1,978.

Liquidity and Capital Resources
To date, the Company has received the equivalent of $100,000 including $30,000 cash in funding from two investors: ELAL Israel Airlines and JetBlue Technology Venture. The capitalization was through a convertible note structure. We have also received $529,654 in funding from the Company's combined offering of Crowd Notes under Regulation CF and 506(c) of Regulation D. We have approximately $450,000 in cash on hand as of March 31, 2019.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
You should carefully consider the valuation of your securities as an investor in the Company and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Seed	11/6/2017	Regulation D, 506(b)	Convertible Debt	$30,000	Business development, R&D, iterating on MVP
Crowd Notes	September 2018 – December 2018	Regulation CF, Regulation D 506(c)	Convertible notes	$562,469.20*	Business development, key hires, R&D, general expenses

*Such amount represents a total of $529,654 in Crowd Notes issued in the Company's combined offering under Regulation CF and 506(c) of Regulation D, in addition to a Crowd Note in the amount of $32,815.20 issued to SI Securities, LLC as compensation for serving as placement agent and intermediary in the offering.

Classes of Securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

What it means to be a minority holder
As an investor in Crowd Notes of the company, you did not have any rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or

its significant assets, or company transactions with related parties. Upon conversion into shares of Preferred Stock of the company, investors in the Crowd Notes hold minority equity interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution
Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent
We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember

that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Crowd Notes. The Crowd Notes do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
None.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
   (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
   (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
   (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
   (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
   (5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

Ongoing Reporting Compliance
Neither the Company nor any of its predecessors previously failed to comply with the ongoing reporting requirements of §227.202.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Shi Li

(Signature)

Shi Li

(Name)

CEO, principal financial officer, and principal accounting officer

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Shi Li

(Signature)

Shi Li

(Name)

Director

(Title)

April 30, 2019

(Date)

/s/Duncan Sham

(Signature)

Duncan Sham

(Name)

Director

_____
(Title)

April 30, 2019

_____
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.
2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

I, _____SHI LI_____ (Print Name), the _____CEO_____(Principal Executive Officers) of _____AIRTO, INC_____(Company Name), hereby certify that the financial statements of _____AIRTO, INC_____ (Company Name) and notes thereto for the periods ending _____Jan 1 2018(beginning date of review) and __Dec. 31 2019 _____(End Date of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2018 the amounts reported on our tax returns were total income of $__49615__; .

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the _Jun.11 2020_ (Date of Execution).

_____Shi Li_____ (Signature)

_____CEO_____ (Title)

___JUN. 11. 2020___ (Date)

AIRTO INC.

(a Delaware corporation)

Financial Statements
for the Years Ended December 31, 2019

Index

AIRTO INC.
Balance Sheet
As of December 31, 2019

Assets

Current assets

Cash and cash equivalents	196,858	
Accounts receivable	30,000	
Total current assets		**226,858**
Total assets		**226,858**

Liabilities and equity

Current liabilities

Other current liabilities	24,805	
Total current liabilities		**24,805**

Long term liabilities

Loan payable	35,930	
Total current liabilities		**35,930**

Equity

Owner's contributions	844,478	
Retained earnings	(49,653)	
Net income	(628,703)	
Total equity		**166,123**
Total liabilities and equity		**226,858**

AIRTO INC.
Income Statement
For the period ended December 31, 2019

Revenue

Sales	49,615	
Gross revenue		**49,615**

Administrative and general expenses

Bank service charges	190	
Computer and internet expenses	1,208	
Dues and subscriptions	1,256	
Employee benefit program	157,962	
Insurance	646	
Interest	7,735	
Legal and professional fees	13,766	
Meals and entertainment	10,196	
Miscellaneous	111	
Outside services	837	
Payroll expense	384,670	
Payroll processing fees	555	
Payroll taxes	29,427	
Postage	13,185	
Rent expense	24,743	
Repairs and maintenance	70	
Supplies	7,859	
Taxes	32	
Telephone expense	314	
Travel expense	20,531	
Utilities	3,024	
Total administrative and general expenses		**678,318**
Net income / (loss)		**(628,703)**

AIRTO INC.
STATEMENT OF MEMBERS' EQUITY
For the period ended December 31, 2019

Balance as at January 01, 2019	10,519
Owner's Contribution	784,307
Profit/(Loss) for the year 2018	(628,703)
Balance as at December 31, 2019	**166,123**

AIRTO INC.
STATEMENT OF CASH FLOWS
For the period ended December 31, 2019

Cash Flows From Operating Activities		
Sales	49,615	
Expenses	(678,318)	
Net Cash from Operating Activities		**(628,703)**
Cash Flows From Investing Activities		
None	-	
Net Cash Used In Investing Activities		**-**
Cash Flows From Financing Activitiess		
Capital contributions from member(s)	799,975	
Net Cash Provided By Financing Activities		**799,975**
Net Change In Cash and Cash Equivalents		**171,272**
Cash and Cash Equivalents at Beginning of Period		**25,586**
Cash and Cash Equivalents at End of Period		**196,858**

AIRTO, INC.
NOTES TO FINANCIAL STATEMENTS
For the period ended December 31, 2019

NOTE 1 - NATURE OF OPERATIONS

Airto, Inc. (which may be referred to as the “Company,” “we,” “us,” or “our”) develops a patented interactive email digital platform to merchandise real-time perishable inventories such as airlines, stadium seating product, etc.

The Company organized on March 23, 2012 in the State of Delaware. The Company began operations in late 2015. The Company is headquartered in New York.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2019, the Company is operating as a going concern.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. As of December 31, 2019, and 2018, the Company had $196,858 and $25,585.99, respectively.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2019 and 2018, the Company had $30,000 and $0 outstanding accounts receivable, respectively.

The Company has a significant concentration of its revenue with a small number of individual customers however the Company believes strongly that the full amount of accounts receivable are fully collectible at this time. Thusly, no allowance for doubtful accounts has been established.

Property and Equipment
Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

As of December 31, 2019 and 2018, the Company held no property and equipment.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had no impairment as of December 31, 2019 or 2018.

Fair Value Measurements
The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from inception through December 31, 2019 as the Company had no taxable income after considering net operating losses.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2019, the unrecognized tax benefits accrual was zero.

Revenue Recognition
The Company recognizes revenue when the Company has performed substantially all of the work required under its contracts with partners. As of December 31, 2019, the Company had recognized $49,615 in sales.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs
As the Company's platform is based on an a software platform, the Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 986-20"). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when the Company believes

capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales. As of December 31, 2019, the Company believes it has achieved technological feasibility and, thusly, has expensed all costes associated with software development.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – INCOME TAX PROVISION

The Company is taxed as a corporation for federal and state income tax purposes. The Company is current with its federal and state tax filing obligations. Because the Company's has sufficient net operating losses from prior periods, the Company has not yet calculated a material tax provision.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters
Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its member.

NOTE 5 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operations Five years ago. The Company's ability to continue is likely dependent upon management's plan to raise additional funds. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

AIRTO INC.

(a Delaware corporation)

**Financial Statements
for the Years Ended December 31, 2018**

Index

AIRTO INC

Balance Sheet

For the year ended December 31,2018

ASSETS

Current Assets	
Checking/Savings	
Chase	25,585.99
Total Checking/Savings	25,585.99
Total Current Assets	25,585.99
Fixed Assets	
long term investment	30,000.00
Total Fixed Assets	30,000.00
TOTAL ASSETS	**55,585.99**
LIABILITIES & EQUITY	
Liabilities	
Long Term Liabilities	
financial liability	30,000.00
Total Long Term Liabilities	30,000.00
Total Liabilities	30,000.00
Equity	
Owners Equity	77,437.40
Net Income	-51,851.41
Total Equity	25,585.99
TOTAL LIABILITIES & EQUITY	**55,585.99**

AIRTO INC
Profit And Loss Account
For the year ended december 31, 2018

Ordinary Income/Expense

Income	$	48,140.93
Cost of Goods Sold	$	23,072.78
Gross Profit	**$**	**25,068.15**
Expense	$	76,919.56
Net Ordinary Income	$	(51,851.41)
Net Income	**$**	**(51,851.41)**

AIRTO INC.
Statement of Changes in Equity
For the Financial year ended December 31, 2018

	Retained Earning	
Balance as at January 01, 2018	$	71,437.40
Owner's Contribution	$	6,000.00
Profit/(Loss) for the year 2018	$	(51,851.41)
Balance as at December 31, 2018	$	**25,585.99**

AIRTO INC
Statement of cash flows
for the financial year ended December 31,2018

OPERATING ACTIVITIES	
Net Income	-51,851.41
Net cash provided by Operating Activities	-51,851.41
INVESTING ACTIVITIES	
long term investment	-30,000.00
Net cash provided by Investing Activities	-30,000.00
FINANCING ACTIVITIES	
financial liability	30,000.00
Owners Equity	77,437.40
Net cash provided by Financing Activities	107,437.40
Net cash increase for period	25,585.99
Cash at end of period	**25,585.99**

AIRTO INC.
NOTES TO THE FINANCIAL STATEMENTS
For the Financial year ended December 31, 2018

1. ORGANIZATION AND NATURE OF OPERATIONS

Airto Inc.is primarily engaged in providing a range of information technology, business process outsourcing and infrastructure product and management services. The Company was incorporated in Delaware in March 2012 and registered to do business in New York and focuses on technology and R&D outsourcing, working with clients in areas at the core of their business.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of preparation

The financial statements present the accounts of the Company and are prepared based on historical cost convention.

(b) Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported during the reporting periods. Significant estimates and assumptions are used for, but not limited to accounting forcosts expected to be incurred to complete performance under software development arrangements, allowance for uncollectible accounts receivable, accrual of warranty costs, income taxes, future obligations under employeebenefit plans, the useful lives of property, equipment and intangible assets, impairment of goodwill and valuation allowances for deferred tax assets. Actual results could differ from those estimates. Appropriate changes inestimates are made as management become aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made. amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amount of revenues and expenses

(c) Functional currency and translation

The consolidated financial statements are reported in United States Dollars (US Dollars). The functional currency of each entity in the Company is its respective local currency hj in Austria where the functional currency is US Dollar. The translation of the functional currency into US Dollars is performed for balance sheet accounts using the exchange rates in effect at the balance sheet date and for revenue, expense and cash flow items using an appropriate monthly weighted average exchange rate for the respective periods. The gains or losses resulting from such translation are reported as a component of other comprehensive income/(loss), within Stockholder's equity.

(d) Revenue recognition

Revenues from software development services comprise income from time-and-material, fixed price contracts and fixed time frame contracts. Revenue with respect to time-and-material contracts is recognized as related services are performed. Revenue with respect to fixed price contracts and fixed time frame contracts is recognized in accordance with the percentage of completion method. Guidance has been drawn from the Accounting Standards Executive Committee's conclusion in paragraph 95 of Statement of Position (SOP) 97-2, Software Revenue Recognition, to account for revenue from fixed price arrangements for software development and related services. The input (cost expended) method has been used to measure progress towards completion, as there is a direct relationship between input and productivity. Provisions for estimated losses on contracts-in-progress are recorded in the period in which such losses become probable based on the current contract estimates. In arrangements involving sharing of customer revenues, revenue is recognized when right to receive is established. Incremental revenue from existing contracts arising on future sales of products of the customers will be recognized when it is earned. Revenue from sale of products is recognized when persuasive evidence of an arrangement exists, risk and reward of ownership has been transferred to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. Revenue from product sales are shown net of sales tax and applicable discounts and allowances. Revenue from bandwidth and other services is recognized upon actual usage of such services by customers based on either the time for which these services are provided or volume of data transferred or both and excludes service tax. Revenue from installation services is recognized when installation of networking equipment at customer site is completed and accepted by the customer. Revenue from maintenance services is recognized ratably over the period of the contract. Revenue from infrastructure management services comprise income from time-and-material, fixed price contracts and fixed time frame contracts. Revenue with respect to time-and-material contracts is recognized as related services are performed. Revenue with respect to fixed price contracts and fixed time frame contracts is recognized in accordance with the percentage of completion method.Revenues from Business Process Outsourcing Services are derived from both time-based and unit-priced contracts.

(e) Inventory

Inventory consists of goods that are held for sale in the normal course of business and are stated at the lower of cost and net realizable value. Cost is determined using the weighted-average method and comprises the purchase price and attributable direct costs.

(f) Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Assets under capital leases are stated at the present value of minimum lease payments. The Company depreciates property and equipment over the estimated useful life using the straight-line method. Leasehold land is amortized over the period of the lease. Leasehold improvements are amortized on a straight-line basis over the shorter of the primary lease period or estimated useful life of the asset. Assets under capital leases are amortized over their estimated useful life or the lease term, as appropriate.

leases are amortized over their estimated useful life or the lease term, as appropriate.

(g) Impairment of long-lived assets and long-lived assets to be disposed of

In accordance with the requirements of Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets are reviewed for impairment whenever events or changes in business circumstances indicate that the carrying amount of assets may not be fully recoverable. Each impairment test is based on a comparison of the undiscounted cash flows expected to be generated from the use of the asset to its recorded value. If impairment is indicated, the asset is written down to its fair value. Long-lived assets to be disposed off are reported at the lower of the carrying value or fair value less cost to sell.

(h) Start-up-costs

Cost of start-up activities including organization costs are expensed as incurred.

(I) Software product development

In accordance with the requirements of SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed, software product development costs are expensed as incurred until technological feasibility is achieved. Software product development costs incurred subsequent to the achievement of technological feasibility are capitalized and amortized on a product-by-product basis at the higher of straight-line method over the remaining estimated useful lives or the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for the product.

3. CASH AND CASH EQUIVALENTS

The cash and cash equivalents as of Deecember 31,2018 are as follows	**2018**
Deposits with Bank	$ 25,586.00
other cash and Bank balances	$ -
Cash and cash equivalents	$ 25,586.00

4. Revenue

Sale of Software	$ 47,276.93
Other Income	$ 864.00
	$ 48,140.93

5. Cost of Goods Sold

Software Development	$ 8,927.63
Payroll Expense	$ 14,145.15
	$ 23,072.78

6. Administrative and Marketing Cost

Rent Expense	$ 11,860.00
Software subscription cost	$ 468.00
Utilities	$ 211.47

Travel Expense	$ 667.60
Advertising and Promotion	$ 46,522.89
Computer and Internet charges	$ 356.65
Legal expense	$ 8,500.00
Meal and Entertainment	$ 549.54
Office supplies	$ 7,611.99
Bank service charges	$ 171.42
	$ 11,860.00